Exhibit 99.10

Large Latin American Financial Institution Moves 10,000 Agents to NICE CXone

CXone selected to modernize contact centers with numerous native digital channel options and seamless integration capabilities

Hoboken, N.J., May 25, 2021 – NICE CXone (Nasdaq: NICE) today announced one of the largest financial institutions in Latin America has chosen CXone, the industry’s most proven, complete and smart customer experience platform, for a comprehensive move of 10,000 agents to the cloud. It is phasing out an outdated on-premises system in favor of a more flexible, scalable option with CXone that is expected to drive down costs while improving customer and agent experiences.

The bank, classified by Forbes as one of the largest companies in the world based on business generated, assets and market cap, needed a true cloud environment to support its large contact center population of more than 30,000 agents. As it phases out its on-premises systems, the company is migrating 10,000 seats to CXone today with plans to fully transition to the cloud within the next three years. The financial services company pointed to CXone’s large number of application programming interfaces (APIs), comprehensive security and compliance standards on a single, proven platform and numerous native digital channel options as reasons for selecting the platform.

As an open platform, CXone provides hundreds of APIs and enables integrations with more than 100 partner solutions as well as customer-specific extensions, supporting a broad technology ecosystem that extends its capabilities. It also delivers protection for critical company data and supports compliance with global security regulations and privacy standards.

“Today’s customer experience economy calls for brands in all industries to elevate their game and catch up to next-generation consumer expectations,” said Paul Jarman, NICE CXone CEO. “Highly regulated financial institutions must remain compliant while also achieving exceptional levels of customer engagement in a mobile, on-demand digital environment. This win demonstrates what we’re seeing in the marketplace – accelerated adoption of CXone by organizations of all sizes that are realizing we are living through expedited cycles of technology innovation and adoption that require a new customer experience standard.”

Contact centers of all sizes are increasingly turning to NICE CXone to transform customer experiences based on its proven scalability, reliability, flexibility, and security. CXone enables integration with CRM or custom applications and supports rapid and ongoing innovation to differentiate service offerings. Customers who select NICE CXone are looking for a robust contact center solution to help them win in the experience economy by delivering exceptional customer and agent experiences that attract and retain customers and grow revenue. CXone’s unified cloud customer experience platform is helping businesses stay one step ahead with “smart” capabilities for infusing artificial intelligence and automation across the platform, agent experience and customer journey.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.